EXHIBIT 99.1

NYSE American & TSX: EQX

January 28, 2020

British Columbia Securities Commission

Alberta Securities Commission

Manitoba Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Ontario Securities Commission

Saskatchewan Securities Commission

Superintendent of Securities, Newfoundland and Labrador

Superintendent of Securities, Prince Edward Island

Toronto Stock Exchange

Re: Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, we advise of the results of the voting on the matters submitted to the special meeting (“Meeting”) of the shareholders of Equinox Gold Corp. (“Company”) held on January 28, 2020 in Vancouver, British Columbia.

The matters voted on at the Meeting and the results of the voting were as follows:

Common Shares represented at the Meeting:	51,255,001
Total issued and outstanding Common Shares as at Record Date:	113,438,263
Percentage of issued and outstanding Common Shares represented:	45.18%

Plan of Arrangement

The Equinox Gold Shareholder Resolution, as set forth in the joint management information circular of the Company and Leagold Mining Corporation dated December 20, 2019 (the "Information Circular"), approving the issuance of such number of common shares of the Company as are required to be issued pursuant to or in connection with a plan of arrangement under section 288 of the Business Corporations Act (British Columbia), all as more particularly described in the Information Circular, was approved by the affirmative vote of a majority of the votes cast by ballot vote by Company shareholders present in person or represented by proxy at the Meeting:

	Number of Shares		Percentage of Votes Cast
Resolution	Votes For	Against	Votes For	Against
Equinox Gold Shareholder Resolution	51,191,609	63,392	99.88%	0.12%

Private Placement

The Private Placement Resolution, as set forth in the Information Circular, approving the non-brokered private placement of common shares of the Company to Mr. Ross Beaty, Chairman of the Company, all as more particularly described in the Information Circular, was approved by the affirmative vote of a majority of the votes cast by ballot vote by disinterested Company shareholders present in person or represented by proxy at the Meeting:

	Number of Shares		Percentage of Votes Cast
Resolution	Votes For	Against	Votes For	Against
Private Placement Resolution	37,824,914*	156,019	99.59%	0.41%

* Excluding 13,274,028 shares held by Interested Party

Yours truly,
Equinox Gold Corp.

/s/ Susan Toews

Susan Toews

General Counsel